Exhibit 4.1

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED ("ACT"), OR ANY STATE SECURITIES LAWS AND MAY NOT BE SOLD OR OTHERWISE TRANSFERRED OR DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN OPINION OF COUNSEL SATISFACTORY TO COUNSEL TO THE ISSUER THAT AN EXEMPTION FROM REGISTRATION UNDER THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS IS AVAILABLE.

PROMISSORY NOTE

$_________	__________, 2008

1.  Amount; Obligation to Pay; Interest Rate. FOR VALUE RECEIVED, as hereinafter set forth and at the times hereinafter stated, ONSTREAM MEDIA CORPORATION, a Florida corporation (the “Maker”), whose address is 1291 SW 29 Avenue, Pompano Beach, Florida 33069, promises to pay to the order of __________ (the "Payee"), whose address is __________, an amount equal to __________ Dollars ($_____), subject to the provisions set forth below.

2.  Interest Rate. Interest shall accrue on the outstanding principal balance under this Note from the date of issuance of this Note until this Note is paid in full at the rate of 12.0% per year.

3.  Terms. Accrued interest only shall be paid in semi annual installments commencing on October 31st, 2008, and continuing on each April 30th, and October 31st thereafter (each an "Interest Payment Date") until __________, 2011 (the "Maturity Date"), on which date all outstanding principal and accrued but unpaid interest shall be paid in full in one balloon payment. At the election of Maker any interest payments hereunder may be made in shares of Maker's common stock (the "Common Stock") at a price per share of Common Stock equal to 75% of the average closing price of a share of Common Stock on Maker's principal trading market over the 30 consecutive trading days ending on the trading day that is immediately prior to the Interest Payment Date in question. Interest shall be paid within ten (10) business days after the end of each payment date noted above.

4.  Prepayment. After ten days prior written notice to Payee, Maker may prepay this Note by paying Payee an amount equal to the total amount Maker would pay Payee throughout the term of the Note including all interest payments, if the Note was paid in full at Maturity, less any amounts already paid as of the date of prepayment by Maker to Payee under this Note.

5.  Security. This Note is one of a series of notes with identical terms issued in connection with a private placement of said securities by Maker (the "Private Placement"). The obligations of Maker under this Note shall be secured by the grant of a security interest in certain assets of Maker pursuant to the terms of a security agreement entered into concurrently herewith.

6.  Conversion.

(a)  Voluntary Conversion. At any time after six months from the date of issuance of this Note until this Note is no longer outstanding, all outstanding principal, accrued and unpaid interest, and interest to be accrued (i.e. all additional interest that has yet to accrue, but that would accrue on the full principal amount of this Note if this Note remained outstanding until the Maturity Date) under this Note (collectively, the "Conversion Amount") shall be convertible, in whole, but not in part, (unless the Company in its sole discretion allows a partial conversion) into shares of Common Stock at the option of the Payee, at any time (subject to the conversion limitations set forth in Section 6(c) of the Note). The Company will have the right in its sole discretion to allow Payee the ability to convert the Note prior to the six months for any reason. The Payee shall effect a conversion by delivering to the Company a written notice of conversion (a “Notice of Conversion”), specifying therein the date on which such conversion shall be effected (such date, the “Conversion Date”). If no Conversion Date is specified in a Notice of Conversion, the Conversion Date shall be the date that such Notice of Conversion is deemed delivered hereunder. Once the Company receives the Notice of Conversion, the Company will have 5 days to issue the underlying shares. Once the physical certificate is created, the Payee shall be required to physically surrender this Note to the Company. Upon the receipt of the Note by the Company, the Company shall deliver the Stock Certificate to the Payee within three days. In the event of any dispute or discrepancy, the records of the Company shall be controlling and determinative in the absence of manifest error.

(b)  Conversion Price. The conversion price shall be equal to 75% of the average closing price of a share of Common Stock on Maker's principal trading market over the 30 consecutive trading days ending on the trading day that is immediately prior to the Conversion Date; subject, however, to a floor conversion price of $0.80 (subject to adjustment for forward and reverse stock splits, recapitalizations and the like) (the “Conversion Price”).

(c)  Conversion Limitations.

(i) The Payee shall not be entitled to convert on a Conversion Date that amount of the Note in connection with that number of shares of Common Stock that would be in excess of the sum of (i) the number of shares of common stock owned by the Payee on a Conversion Date; and (ii) the number of shares of Common Stock issuable upon the conversion of the Note with respect to which the determination of this provision is being made on a Conversion Date, which would result in beneficial ownership by the Payee and its Affiliates of more than 4.99% of the outstanding shares of common stock of the Company on such Conversion Date.  For the purposes of the provision to the immediately preceding sentence, beneficial ownership shall be determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, and Regulation 13d-3 thereunder.  Subject to the foregoing, the Payee shall not be limited to aggregate conversions of only 4.99% and aggregate conversions by the Payee may exceed 4.99%.  The Payee may waive the conversion limitation described in this paragraph 6(c), in whole or in part, upon and effective after 61 days prior written notice to the Company.  The Payee may decide whether to convert a Note to achieve an actual 4.99% ownership position.

(ii) Notwithstanding anything herein to the contrary, if the Company has not obtained shareholder approval, then the Company may not issue, upon conversion of the Note, a number of shares of Common Stock which, when combined with all shares of Common Stock issued in connection with the Private Placement (upon conversion of other Notes issued in the Private Placement, or otherwise), would exceed 19.99% of the number of shares of Common Stock outstanding on the Trading Day immediately preceding the date of the initial closing of the Private Placement under which the Notes are being issued (subject to adjustment for forward and reverse stock splits, recapitalizations and the like).

(d)  Mechanics of Conversion.

(i)  Conversion Shares Issuable Upon Conversion of Principal Amount. The number of shares of Common Stock issuable upon a conversion hereunder shall be determined by the quotient obtained by dividing (x) the Conversion Amount by (y) the Conversion Price.

(ii)  Reservation of Shares Issuable Upon Conversion. The Maker covenants that it will at all times reserve and keep available out of its authorized and unissued shares of Common Stock for the sole purpose of issuance upon conversion of this Note and payment of interest on this Note, each as herein provided, free from preemptive rights or any other actual contingent purchase rights of Persons other than the Payee (and the other holders of the Notes), not less than such aggregate number of shares of the Common Stock as shall be issuable (taking into account the adjustments and restrictions of Section 6) upon the conversion of the outstanding principal amount of this Note and payment of interest hereunder. The Maker covenants that all shares of Common Stock that shall be so issuable shall, upon issue, be duly authorized, validly issued, fully paid and nonassessable.

(iii)  Fractional Shares. Upon a conversion hereunder the Maker shall not be required to issue stock certificates representing fractions of shares of Common Stock, but may if otherwise permitted, make a cash payment in respect of any final fraction of a share based on the Conversion Price at such time.

7.  Place of Payment; Holidays. All payments on this Note shall be made to Payee at the address stated above, or at such other address as Payee shall designate in writing. If the prescribed date of payment of any of the principal or interest hereon is a Saturday, Sunday or legal holiday, such payment shall be due on the next succeeding business day.

8.  Events of Default and Acceleration. The occurrence of any of the following events, followed by receipt by Maker of written notice of default from the holders of Notes constituting a majority of the then outstanding principal amount of the outstanding Notes ("Majority Holders"), shall constitute an “Event of Default” hereunder: (a) Maker's failure to pay any amount due under the Notes within 10 business days of the date it is due; (b) bankruptcy, reorganization, insolvency or liquidation proceedings or other proceedings for relief under any bankruptcy law or any law for the relief of debtors shall be instituted by or against Maker and, if instituted against Maker, Maker shall by any action or answer approve of, consent to or acquiesce in any such proceedings or admit the material allegations of, or default in answering a petition filed in any such proceeding or such proceedings shall not be dismissed within thirty (30) calendar days thereafter; or (c) Maker shall materially breach any of the terms of the Notes. Upon the occurrence of an Event of Default the entire unpaid principal balance of this Note, with interest, fees and charges accrued hereon, shall become immediately due and payable. However, Maker shall have a grace period of five (5) business days after receipt of written notice describing the alleged breach in which to cure any such alleged breach and an Event of Default shall not be deemed to have occurred until and unless the item is uncured as of the expiration of the five (5) business day cure period.

9.  Waiver. Except as may be required by law, Maker, both before and after maturity, hereby expressly waives all protest, notice of protest, demand for payment, and presentment for payment.

10.  Parties in Interest. This Note may not be assigned by Maker or Payee without the prior written consent of the other party. This Note will be binding in all respects upon Maker and inure to the benefit of Payee and its permitted successors and assigns.

11.  Choice of Law; Venue. All questions concerning the construction, validity, enforcement and interpretation of this Note shall be governed by and construed and enforced in accordance with the internal laws of the State of Florida, without regard to the principles of conflicts of law thereof. Each party agrees that all proceedings concerning the interpretations, enforcement and defense of the transactions contemplated by this Note (whether brought against a party hereto or its respective affiliates, directors, officers, shareholders, employees or agents) shall be commenced exclusively in the state and federal courts sitting in Broward County, Florida. Each party hereto hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in Broward County, Florida for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such proceeding is improper. Each party hereto hereby irrevocably waives personal service of process and consents to process being served in any such proceeding by mailing a copy thereof via registered or certified mail or overnight delivery (with evidence of delivery) to such party at the address in effect for notices to it under this Note and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. The parties hereto hereby irrevocably waive, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Note or the transactions contemplated hereby.

12.  Severability. If any provision of this Note is invalid, illegal or unenforceable, the balance of this Note shall remain in effect, and if any provision is inapplicable to any person or circumstance, it shall nevertheless remain applicable to all other persons and circumstances. If it shall be found that any interest or other amount deemed interest due hereunder violates the applicable law governing usury, the applicable rate of interest due hereunder shall automatically be lowered to equal the maximum rate of interest permitted under applicable law.

13.  Notice. All notices and other communications required or permitted hereunder shall be in writing and shall be deemed to have been duly given one (1) business day after receipt, or, if sent by facsimile, upon receipt of a confirmation of delivery.

THIS NOTE REPRESENTS THE FINAL AGREEMENT BETWEEN THE PARTIES AND MAY NOT BE CONTRADICTED BY EVIDENCE OF PRIOR, CONTEMPORANEOUS OR SUBSEQUENT ORAL AGREEMENTS OF THE PARTIES.

THERE ARE NO UNWRITTEN ORAL AGREEMENTS BETWEEN THE PARTIES.

IN WITNESS WHEREOF, Maker has executed this Note effective as of the date first set forth above.

MAKER:

ONSTREAM MEDIA CORPORATION

By:	________________________________
Name:	Robert E. Tomlinson
Its:	CFO